Mail Stop 6010

March 19, 2007

Mr. David Burritt
Vice President and Chief Financial Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

> **Re: Caterpillar Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-00768**

Dear Mr. Burritt:

We have completed our review of your Form 10-K and related materials and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant